Delisting Determination, The Nasdaq Stock Market, LLC, July 2, 2025, Valuence Merger Corp. I.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Valuence Merger Corp. I effective at the opening of the trading session on July 21, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.
The Company was notified of the Staff determination on March 4, 2025. The Company did not appeal. The Company securities were suspended on March 11, 2025. The Staff determination to delist the Company securities became final on March 11, 2025.